VIA ELECTRONIC TRANSMISSION

March 10, 2017

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	KIRKLAND LAKE GOLD LTD Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA49741E1007
CA49741E2096

	CUSIP:	49741E100
49741E209

2	Date Fixed for the Meeting:	May 4, 2017

3	Record Date for Notice:	March 27, 2017

4	Record Date for Voting:	March 27, 2017

5	Beneficial Ownership Determination Date:	March 27, 2017

6	Classes or Series of Securities that entitle	COMMON
	the holder to receive Notice of the Meeting:	RESTRICTED

7	Classes or Series of Securities that entitle	COMMON
	the holder to vote at the meeting:	RESTRICTED

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

" Lori Winchester "
Senior Relationship Manager
Lori.Winchester@tmx.com
200 University Ave., Suite 300, Toronto, Ontario, M5H 4H1	www.tsxtrust.com